

BlackRidge TECHNOLOGY

**BlackRidge Technology Holding, Inc.**

**400 Panamint Rd.**

**Reno, NV 89521**

# Memorandum

To: Andrew Foxcroft

From: BlackRidge Technology Holdings, Inc.

Date: Sep 30, 2013

Re: Compensation for Advisory Services

Dear Andrew Foxcroft:

Further to our recent discussions, we would like to set forth some proposed terms upon which you would be compensated for advisory activities related to BlackRidge Technology Holdings, Inc. and its affiliates. We wish to extend your Role as an Advisor, and in addition to your advisory agreement under section c of your current agreement, we address the following item:

(e) As of November 15th your outstanding balance due is $50,811.00 which includes the interest defined in BlackRidge's promissory note to you.

That debt will be paid to you as follows:

(e1) 50% of the debt ($25,405.50) will be paid by November 15th in UK £ Sterling using the conversion ratio of the date of settlement. Transferred 11/17/13

(e2) 50% of the debt ($25,405.50) plus accrued interest until date of payment will be paid December 31st, 2013. Δ 35.00

If for some unforeseen reasons we cannot make the payment in point (e2), we will convert that dollar amount to Restricted Shares at the rate of $0.60/share.

You will remain in your Advisor role and your unvested share options will continue to vest.

With warmest regards,

BLACKRIDGE TECHNOLOGY HOLDINGS, INC.

By: Robert Graham

Its: CEO

ANDREW FOXCROFT

By: ______________

Date: 4th November 2013

# Signed Memorandum/Agreement

## Elis Nemes

Thu 11/7/2013 4:03 PM

Inbox

To:andrew foxcroft <ajfoxcroft@yahoo.co.uk>;

Cc:Don McCallum (don@kirker.co.uk) <don@kirker.co.uk>; Edwin Kirker (edwin@kirker.co.uk) <edwin@kirker.co.uk>; Philip Holt <philipholt@harrisonholt.co.uk>; Jay Wright <jwright@blackridge.us>; Bob Graham <bgraham@blackridge.us>; Rebecca Kingery <rkingery@blackridge.us>; Jo Ann Selinger <jselinger@blackridge.us>;

1 attachment (38 KB)

Foxcroft Agreement BG AF signatures 11-7-2013.pdf;

Hi Andrew,

I enclose the Memorandum that has now been countersigned by Bob.

We are now in a process of transferring the funds for you to Kirker & Co.
and they will transfer the agreed sum to your bank account.

If you have any questions don't hesitate to contact me.

With Best Regards,

Elis